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                              November 22, 2023

       Chip Baird
       Chief Operating Officer
       2seventy bio, Inc.
       60 Binney Street
       Cambridge, Massachusetts 02142

                                                        Re: 2seventy bio, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            File No. 001-40791

       Dear Chip Baird:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Exhibits 31.1 and 31.2 , page 1

   1. We note that the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the
introductory language in paragraph 4 referring to internal control over financial
reporting even though the transition period that allows for these omissions has ended. Please amend
the filing to provide revised certifications. Please also assure that the paragraphs within
the certifications are numbered since Item 601(b)(31) states that the certifications must
be provided exactly as stated therein. Your section 302
                                                        certifications included
in your Forms 10-Q for the quarters ended March 31, June 30, and
                                                        September 30, 2023
should be similarly revised. You may file abbreviated amendments that are limited to the
cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the
certifications. Refer to Exchange Act Rule 13a-14(a) and
                                                        Item 601(b)(31) of
Regulation S-K.
 Chip Baird
2seventy bio, Inc.
November 22, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameChip Baird                              Sincerely,
Comapany Name2seventy bio, Inc.
                                                          Division of
Corporation Finance
November 22, 2023 Page 2                                  Office of Life
Sciences
FirstName LastName